UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cohen & Steers Premium Income Realty Fund, Inc.
(Name of Issuer)
Auction Preferred Stock
(Title of Class of Securities)
19247V203
19247V302
19247V401
19247V500
19247V609
19247V708
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	19247V203; 19247V302; 19247V401; 19247V500; 19247V609; 19247V708

1	NAMES OF REPORTING PERSONS

	UBS AG, for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two-wholly owned subsidiaries of UBS AG to which UBS AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.00%***

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK
** These amounts reflect UBS AG’s combined holdings in the series of auction preferred stock of the issuer identified by the CUSIP number(s) set forth on the cover page of this Schedule 13G.
*** This calculation reflects a fraction the numerator of which is the total set forth in Item 9 of this cover page and the denominator of which is the aggregate amount of auction preferred stock of all series identified in Item 2(e) of this Schedule 13G, which latter amount is treated herein as a single class of securities in accordance with the Auction Rate Securities—Global Exemptive Relief letter issued by the staff of the Securities and Exchange Commission on September 22, 2008 (the “Global Relief Letter”).

CUSIP No.	19247V203; 19247V302; 19247V401; 19247V500; 19247V609; 19247V708

Item 1(a)	Name of Issuer

Cohen & Steers Premium Income Realty Fund, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Cohen & Steers Premium Income Realty Fund, Inc. 280 Park Avenue New York, NY 10017

Item 2(a)	Name of Person Filing:

UBS AG

Item 2(b)	Address of Principal Business Office:

UBS AG Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland

Item 2(c)	Citizenship or Place of Organization:

Switzerland

Item 2(d)	Title of Class of Securities

Auction Preferred Stock

Item 2(e)	CUSIP Number(s):

19247V203 19247V302 19247V401 19247V500 19247V609 19247V708

This response lists the CUSIP numbers assigned to every series of auction preferred securities issued by the Issuer, and not redeemed as of December 31, 2009, including series in which UBS AG may not have an ownership position.

CUSIP No.	19247V203; 19247V302; 19247V401; 19247V500; 19247V609; 19247V708

Item 3.	Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Securities Act or 1933 pursuant to no-action relief granted by the staff of the Securities and Exchange Commission.

Item 4 (a)-(c)(iv).	Ownership:

Items 5-11 of the cover page and Item 2(e) above are incorporated by reference in our response to this Item 4.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:

This statement on Schedule 13G is being filed by UBS AG, for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two-wholly owned subsidiaries of UBS AG to which UBS AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, the undersigned certify that, to the best of their knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, and (ii) that the reporting person(s) identified above are eligible to rely upon the Global Relief Letter with respect to the submission of this Schedule 13G.

CUSIP No.	19247V203; 19247V302; 19247V401; 19247V500; 19247V609; 19247V708
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Anthony DeFilippis
Executive Director
Central Compliance

By:	/s/ Paul Sitarz
Managing Director
ARS Business Management

Date: February 5, 2010